

July 18, 2023

Rick Gaenzle
Chief Executive Officer
Perception Capital Corp. II
315 Lake Street East, Suite 301
Wayzata, MN 55391

> **Re: Perception Capital Corp. II**
> **Registration Statement on Form F-4**
> **Filed June 23, 2023**
> **File No. 333-272880**

Dear Rick Gaenzle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed June 23, 2023

U.S. Federal Income Tax Considerations, page 227

1. We note your response to our prior comment 7 and are unable to agree. Please file a tax opinion as an exhibit to the registration statement as we view the tax consequences to be material to the transaction and your disclosure contains representations as to the tax-free nature of the transaction. In this regard, we note that if the tax consequences are material to the transaction as a whole, which we believe to be the case with respect to the merger, then disclosure and an appropriate tax opinion are required with respect to the transaction as a whole. If there is uncertainty regarding the tax treatment of the merger, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Michael Mies, Esq.